SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K

                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of,               October                          2005
                                ---------------------------     -----------
Commission File Number          000-29898
                                ---------------------------     -----------

                          Research In Motion Limited
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                (Translation of registrant's name into English)

             295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
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                   (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

           Form 20-F            Form 40-F    X
                      -----               -----

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            Yes                              No    X
                 -----                           -----

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

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                                DOCUMENT INDEX


     Document
     --------

        1           Fiscal Year 2006 Second Quarter Confirmation of Mailing

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                                                                    Document 1

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                                               [COMPUTERSHARE GRAPHIC OMITTED]
                                         Computershare Trust Company of Canada
                                             1500 University Street, Suite 700
                                                     Montreal, Quebec  H3A 3S8
                                                        Telephone 514-982-7888
                                                        Facsimile 514-982-7635
                                                         www.computershare.com


Le 12 octobre 2005  /  October 12, 2005


Destinataire / To:    Toutes les commissions et bourses applicables
                      All Applicable Commissions and Exchanges


Objet / Re:   Research in Motion Limited
-----------   --------------------------


Nous desirons vous confirmer que le materiel suivant a ete envoye le 11 octobre 2005, par courrier affranchi, a tous les actionnaires inscrits et non-inscrits de la Societe ci-haut mentionnee, lesquels apparaissent sur la liste d'envoi supplementaire, tel que defini dans la Norme canadienne 51-102:

     o Second Quarter Results - For the three months ended August 27, 2005

En vertu de la loi sur les valeurs mobilieres, nous vous faisons parvenir ce rapport a titre d'agent de depot de cette societe.

Veuillez agreer, Madame, Monsieur, l'expression de nos sentiments les meilleurs.


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We confirm that the following material was sent by prepaid mail on October 11,
2005 to the registered and non-registered shareholders of the above mentioned Corporation whose names appear on a Supplemental Mailing List, as defined in the Canadian Securities Administrators' National Instrument 51-102:

    o Second Quarter Results - For the three months ended August 27, 2005

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Sincerement / Sincerely,
Societe de fiducie Computershare du Canada /
Computershare Trust Company of Canada
Agent pour / for  Research in Motion Limited


c.c.     Robert Wortzman, Wildeboer Rand Thomson Apps & Dellelce
         Rob Duncan, RIM
         Marny St-Pierre, RIM

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                                  SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               Research In Motion Limited
                                       ---------------------------------------
                                                (Registrant)

Date:    October 12, 2005              By:   /s/ Rob Duncan
         ----------------------             --------------------------
                                            Rob Duncan
                                            Vice President, Corporate Controller